

Mail Stop 3720

April 27, 2009

Robert N. Fried
President and Chief Executive Officer
ID Arizona Corp.
1105 N. Market Street, Suite 1300
Wilmington, DE 19801

>   **Re: ID Arizona Corp.**
>   **Registration Statement on Form S-4**
>   **File No. 333-158336**
>   **Filed March 31, 2009**

Dear Mr. Fried:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide a complete legal analysis of why securities of ID Cayman are being registered for issuance, but ID Arizona is the registrant on the Form S-4. Please cite relevant securities laws and rules in your analysis, as well as any state law to the extent that is part of your analysis. Additionally, please confirm:

- Whether there is any possibility that ID Arizona's security holders will hold securities governed by Arizona law except for the transitory moment between the merger between Ideation and ID Arizona and the subsequent continuance of ID Arizona into ID Cayman;

- Whether current Ideation security holders will ever have the legal right to make any decisions as holders of ID Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenter's rights, decisions to exercise a security, or otherwise;
- That, after an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect;
- That the post-effective amendment mentioned above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of the directors of ID Cayman and (2) the duly authorized representative of ID Cayman in the United States; and
- That ID Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3, or the corresponding instructions in Forms F-1 and F-3.

2.   We note your citation of statistical and third-party industry data throughout the proxy statement/prospectus. For example, we note the statistical and industry information in various places on pages 134 through 142. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. With respect to the Nielsen data prepared in connection with this filing and the consent filed as exhibit 23.5, please explain why you did not include the disclaimer language from the consent in the proxy statement/prospectus and why you think the consent is valid absent this language.

Summary Material Terms of the Transaction, page 1

The Business Combination, page 1

3.   Please disclose the dollar amount of all of the securities to be issued in the business combination as consideration, including earn-out shares, based on the trading prices as of a recent date. Clarify how you valued the warrants, options, and restricted shares to be issued as consideration.

4.   Please disclose the percentage ownership that former SearchMedia security holders will control following the business combination. Provide this disclosure with and without the full earn-out shares. Also quantify the impact of a maximum

Robert N. Fried
ID Arizona Corp.
April 27, 2009
Page 3

30% conversion by Ideation stockholders in both scenarios. Lastly, describe the potential impact of Ideation and Sponsor purchases on relative ownership levels.

Ideation and Sponsor Purchases, page 2

5.   Please provide us with your analysis of whether the planned purchases of Ideation common stock by Ideation or The Frost Group are tender offers subject to Exchange Act Section 14(e) and Rule 13e-4, or Exchange Act Sections 14(d) and 14(e), respectively. Cite all authority on which you rely. We note your disclosure that Ideation would be purchasing the shares on either the open market or in privately negotiated transactions.

6.   We note that you will disclose Sponsor purchases one day prior to the business combination. Please disclose when and how you will disclose Ideation purchases. Given that the potential Ideation and Sponsor purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here and in the risk factor on page 47 that Ideation stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

7.   We note that if Frost Group is not able to satisfy its investment commitment, Ideation has agreed to sell shares of Ideation to Frost Group at a price of $7.8815 as necessary to remedy such shortfall. Please explain how this would enable Frost Group to remedy its shortfall.

Questions and Answers About the Redomestication, the Business Combination and the Ideation Special Meeting, page 5

Why is an Arizona subsidiary involved in the redomestication? page 8

8.   Please explain why the two-step redomestication process was chosen rather than directly merging (rather than continuing) Ideation into ID Cayman in order to effect the redomestication.

Summary, page 11

Acquisition Consideration, page 13

9.   In order to provide perspective for the 2009 earn-out target, disclose "adjusted net income" for SearchMedia for 2008.

Lock-Up Agreements, page 15
Registration Rights, page 15

10.   Please disclose the numbers of securities to be held by Linden Ventures that will only be subject to lock-up for six months. Please also clarify whether registration rights will only be exercisable upon expiration of the applicable lock-up periods.

Quorum and Vote Required to Approve the Proposals by the Ideation Stockholders, page 17

11.   We note your disclosure that abstentions and broker non-votes will have no effect on the Business Combination Proposal. Please clarify whether the Business Combination Proposal requires approval by the majority of shares issued in the IPO or only a majority of such shares that are voted.

Interests of Ideation Officers and Directors in the Business Combination, page 20

12.   We note your disclosure in the second bullet-point that SearchMedia could sue the trust account. We also note that your disclosure in the risk factor on page 53 seems to indicate that a termination fee payable by Ideation could reduce trust proceeds. However, on page 24 you disclose that the SearchMedia parties have waived all claims against the trust account. Please clarify whether SearchMedia and its security holders have waived their right to sue the trust account in all circumstances.

13.   Here and in other places of the proxy statement/prospectus where conflicts are discussed, please provide disclosure regarding the interest of Ideation affiliates arising from the interim financing provided to SearchMedia and explain how the consummation of the business combination would impact this financing.

14.   Please also discuss, to the extent material, the interests of Ideation officers and directors resulting from reimbursement for out-of-pocket expenses from trust funds released after the business combination was consummated.

SearchMedia's Conditions to Closing of the Share Exchange Agreement, page 22

15.   We note that it is a condition to closing that SearchMedia have received investor representation letters from each affiliate of Ideation who will receive ID Cayman shares at the closing. Please disclose the affiliates of Ideation that will receive ID Cayman securities as consideration in the business combination.

Amendment, page 24

16.   Disclose whether it is the intent of Ideation to resolicit shareholder approval of the business combination if either party waives a material condition. We believe that

resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.

Quotation, page 24

17.   Please discuss why it is unclear whether ID Cayman will meet the requirements for continued listing following the business combination and identify the factors that could impact this, such as Ideation or Sponsor share purchases.

Risk Factors, page 29

Risks Relating to Doing Business in the People's Republic of China, page 37

18.   Clarify whether you have sought the advice of PRC tax counsel on the taxation issues presented in the risk factors on page 39 regarding the contractual arrangements between SearchMedia and Jingli Shanghai and on page 40 to 41 regarding the new EIT law. If so, disclose whether counsel believes it is more likely than not that the unfavorable tax consequences described will apply.

19.   We note from disclosure on page 43 that the previous loan agreement establishing the structure of SearchMedia's operations in China may not be feasible. Please clarify in an appropriate section of the proxy statement/prospectus the actions SearchMedia has taken, if any, to replace this loan arrangement and whether alternative options are available. Disclose whether you have consulted Chinese counsel on this issue.

The Ideation Special Meeting, page 67

20.   We note that Ideation's initial stockholders hold 2,681,300 shares of common stock acquired after the IPO that they intend to vote in favor of the business combination. However, this appears to be the entire ownership of these stockholders pursuant to the beneficial ownership table on page 204. Please provide clear disclosure regarding (a) the number of shares held by Ideation's initial stockholders that must be voted in accordance with the majority of IPO shares and (b) the number of shares held by Ideation's initial stockholders that were acquired in the IPO or after-market and thus will be voted in favor of the business combination. Please update the disclosure in future filings to the extent the initial stockholders acquire additional shares.

21.   In your discussion of Conversion Procedures on page 71, please clearly indicate whether Ideation stockholders will have to vote against the Business Combination Proposal and specifically indicate on the proxy card, by checking a box or otherwise, that they are exercising conversion rights.

The Business Combination Proposal, page 86

General Description of the Business Combination, page 86

22.   In the last paragraph beginning on page 86, you refer to "the SearchMedia shareholders that own shares of Ideation." Please clarify whether any SearchMedia security holders own a significant number of Ideation shares.

Background of the Business Combination, page 87

23.   Please describe in more detail how Ideation (or Oppenheimer on its behalf) first became aware of and established contact with SearchMedia.

24.   Please describe the valuation negotiations in more detail and discuss how valuation changed from the letter of intent to the final agreement, including a discussion of when the earn-out was introduced and how the amount of shares and target were determined. Please supplementally provide us with a copy of the letter of intent.

25.   We note that SearchMedia management discussed projected financial performance with Ideation management in December 2008. Please disclose these projections and the assumptions underlying them and discuss how they differed from the projections prepared by SearchMedia management in March 2009 that are disclosed on page 92.

26.   Please discuss in more detail the reasons for and terms of the interim financing and why affiliates of Ideation participated in such financing.

27.   Please discuss in more detail when and why the Ideation and Sponsor purchases provisions were introduced into the negotiations.

Ideation's Reasons for the Business Combination and Recommendation of the Ideation board of directors, page 91

28.   Disclose SearchMedia's reasons for the transaction. Refer to Form S-4 Item 4(a)(2). Discuss other options considered by SearchMedia and why this transaction was chosen.

29.   Please consider including tabular disclosure depicting in more detail how the Ideation board derived an equity valuation of $176.7 for SearchMedia and how the board arrived at the comparative price earnings ratio range and average. Disclose the various inputs used in arriving at these numbers.

30.   Please explain why the Ideation board only used projected 2009 results in its
        valuation analysis and discuss and quantify to the extent practicable how the
        analysis would have been different had 2008 results been used in the analysis.

31.   We note your disclosure in the last paragraph on page 92 that the assumptions and
        estimates underlying the projections were considered reasonable by SearchMedia
        management as of the date of their preparation. However, we also note that, as
        disclosed on page 107, the SearchMedia parties have expressly disclaimed any
        representations or warranties as to the reasonableness of the assumptions. Given
        this disclaimer, please disclose why the Ideation board believes that the
        SearchMedia management considered the assumptions reasonable.

32.   Please discuss whether the Ideation board considered obtaining a fairness opinion
        as to the consideration to be offered and if so, why the board did not obtain such
        an opinion.

33.   We note that the earn-out target for fiscal 2009 equals SearchMedia's net income
        projection for fiscal 2009. However, from disclosure elsewhere we note that the
        earn-out target is based on adjusted net income. Please clarify this and disclose
        the assumed adjustments in the 2009 projection.

Potential Disadvantages of the Business Combination with SearchMedia, page 94

34.   Please expand this section to provide a more balanced discussion of potential
        disadvantages of the business combination with SearchMedia. For example,
        discuss the limited operating history of SearchMedia and the various uncertainties
        and risks related to operating in China identified in the risk factors and elsewhere.
        These are merely examples.

Satisfaction of 80% Test, page 94

35.   Please explain why the Ideation board determined that the valuation analysis
        performed was based on standards generally accepted by the financial
        community. Based on the disclosure above, it appears that the valuation was
        ultimately based on a comparison with only three different companies (which
        were public and might have other distinguishing characteristics) and only
        considered 2009 projected results for SearchMedia with various adjustments.

36.   We note the references to payment of dividend in the second to last paragraph of
        this section. Please explain in more detail what this disclosure refers to.

Fees and Expenses, page 95

37.   Please disclose the estimated transactions costs that will be payable to vendors
        who have not signed a waiver.

The Share Exchange Agreement, page 98

Basic Deal Terms, page 98

38.   Please describe how it will be determined whether or not ID Cayman Series A preferred shares are issued and if so the amount of such Series A preferred shares that would be issued.

39.   Please describe the maximum additional ordinary or Series A preferred share consideration that could be issued as a result of the maximum allowable Series D financing.

40.   Please provide weighted average exercise prices of the ID Cayman options and warrants to be issued in the business combination.

Material United States Federal Income Tax Considerations, page 115

41.   Please file or provide us with a draft of the tax opinion required by Regulation S-K Item 601(b)(8) as soon as practicable. The disclosure in this section should also be identified as the opinion of counsel. We may have additional comments on this opinion and the disclosure in this section.

The Preferred Designation Proposal, page 130

42.   Please clarify how ID Cayman Series A preferred shares could be used to provide additional incentive for certain Ideation stockholders to approve the business combination.

Information About SearchMedia, page 134

Corporate Organization and Operating History, page 143

43.   It does not appear that the loan agreement described on page 146 is included in your exhibit index. Please file this agreement as an exhibit.

44.   We note that the shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang. Please disclose whether Mr. Liang has any relationship with any of the parties to this transaction other than as husband to Ms. Qinying Liu.

Advertising Clients, page 151

45.   We note your references here and elsewhere to relationships with leading advertising agencies such as Portland, Kinetic and Heartland. Please disclose the

percentage of your historical revenues that have been derived from these agencies and from advertising agencies generally.

SearchMedia's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 163

Revenues, page 166

46.   Please quantify the relative significance of your three different types of advertising platforms to your historical revenues. Also indicate whether any particular cities or regions of China account for a particularly large portion of revenues.

Results of Operations, page 175

47.   We note that SearchMedia's rapid revenue growth in the first six months of 2008 was primarily due to organic growth and acquisitions. To the extent practicable, provide disclosure addressing the relative significance of both of these factors. Discuss how organic growth was generated. With respect to acquisitions, describe any acquired business that was especially significant to this growth.

48.   It appears that costs of revenues as a percentage of revenues were significantly higher in the first six months of 2008 than they had been in the past and consequently gross margin was significantly lower. Please explain the reasons for these changes and discuss whether this is expected to be indicative of future performance.

Liquidity and Capital Resources, page 180

49.   We note that SearchMedia believes that current cash and cash equivalents, anticipated cash flow from operations and net proceeds from this merger will be sufficient to meet cash needs for at least the next 12 months. Please provide a more detailed assessment, including quantitative disclosure, of how changes in the amount of net proceeds from this merger depending on various contingencies could impact that belief. Consider the release of the trust funds assuming no conversion, assuming maximum conversion, and assuming maximum conversion plus a worst-case scenario taking into account potential Ideation and Sponsor purchases. For example, from disclosure elsewhere it appears that the parties have considered the possibility of the trust being reduced to at least as low as $18.25 million before expenses. Ensure that this disclosure accounts for and quantifies all material cash requirements, such as deferred underwriting expenses, transactional expenses and debt repayments, that are due upon consummation of the business combination. Lastly, in connection with this disclosure, highlight material expected obligations in the first 12 months following the business

combination, including the portion of the expected $70 to $100 million in earn-out payments over the next two to three years.

50.   We note that SearchMedia estimates $70 to $100 million of earn-out payments to be due in the next two to three years. To the extent practicable, disclose the extent to which this amount could increase and the factors that could lead to such an increase.

Directors and Executive Officers, page 191

51.   When you determine and identify the directors to be appointed upon consummation of the business combination, please file consents from each such director who does not sign the registration statement. Refer to Rule 438 under the Securities Act.

Certain Relationships and Related Party Transactions, page 195

SearchMedia Related Party Transactions, page 200

52.   We note references elsewhere to interim financings provided to SearchMedia by affiliates of both Ideation and SearchMedia. Please provide the required disclosure with respect to these transactions and any other related party financing since the beginning of SearchMedia's last fiscal year.

Shareholders Agreement, page 201

53.   We note that rights and obligations pursuant to the shareholders agreement will terminate upon the completion of a qualified IPO. Please confirm through disclosure, if true, that the consummation of the business combination would constitute such an event.

Beneficial Ownership of Securities, page 203

Security Ownership of Combined Company after the Redomestication and Business Combination, page 207

54.   Please identify events that could alter the ownership of the company following the business combination and describe the potential impact of such an event. For example, discuss conversions, Ideation and Sponsor purchases, the issuance of Series A Preferred Shares, and a potential Series D financing.

Legal Matters, page 215

55.   We note your references to legal opinions from Walkers Global, Akerman Senterfitt, and Jun He Law Offices that are filed as exhibits. Please file all such

exhibits as soon as practicable and include them and the applicable consents in your exhibit index. We may have additional comments upon review of these exhibits.

SearchMedia International Limited

56.   We note that you have only provided financial information for SearchMedia through the interim period ended June 30, 2008. Please update the financial information included in your filing in accordance with the requirements of Rule 8-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-24

1. Principal activities, organization and basis of presentation, page F-24

(b) Organization and basis of presentation, page F-24

57.   We note that effective October 31, 2007, SearchMedia terminated it's contractual relationship with Congui and repurchased substantially all of Congui's legal owner's interest in SearchMedia. Please tell us how you determined the appropriate accounting treatment for the dissolution of your arrangement with Conghui and this payment to it's owner. Include your consideration of the guidance in FTB 85-6 and reference to any other authoritative literature used as guidance.

58.   Also, please tell us how you considered the guidance in SFAS 144 in determining whether the termination of SearchMedia's relationship with Congui should be presented as discontinued operations.

13. Statutory reserve, page F-41

59.   We note significant restrictions on the payment of dividends disclosed here and in the Risk Factor on page 40. Please provide condensed financial information of the registrant, prepared in accordance with 12-04 of Regulation S-X, or advise. Refer also to SAB Topic 6:K.2 for guidance.

16. Subsequent events, page F-43

60.   Please provide financial statements and pro forma's for your recent acquisitions. Refer to Rules 8-04 and 8-03(b)(4)of Regulation S-X for guidance.

Part II. Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-2

61.   Please file all exhibits as soon as practicable. We may have additional comments upon review of these exhibits.

62.   Please file a list briefly identifying the contents of all omitted schedules or similar supplements to the share exchange agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

63.   Please file as exhibits all agreements of Ideation that will continue to be effective following the business combination. For example, we note that the initial stockholders will continue to be subject to escrow provisions with respect to their insider warrants and initial shares.

Signatures, page II-5

64.   Please indicate who is signing each amendment to the Form S-4 in the capacity of principal accounting officer or controller.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Teddy D. Klinghoffer, Esq.
        Akerman Senterfitt
        Via facsimile: (305) 374-5095